RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

August 30, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Donald F. Delaney
Facsimile:  (202) 772-9368

RE:	Earth Search Sciences, Inc.
Form 10-KSB for the Fiscal Year Ended March 31, 2007
Filed July 16, 2007
Form 10-KSB for the Fiscal Year Ended March 31, 2006
Filed July 17, 2006
Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
Filed November 20, 2006
Response Letter Dated June 15, 2006
File No. 000-19566

Ladies and Gentlemen:

Reference is made to Mr. Karl Hiller’s letter (the “Comment Letter”) dated July 26, 2007 to Mr. Larry F. Vance, Chairman of the Board and Chief Executive Officer of Earth Search Sciences, Inc. (the “Company”) regarding the above-referenced file and our letters dated June 15, 2006 and August 8, 2007.

The Company shall respond to the comments raised in the Comment Letter on or before September 14, 2007.  The Company requires this additional time to complete its response because of the extent of the comments and need to amend additional filings in responding.

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

Richardson & Patel, LLP

/s/ Ruba Qashu
Ruba Qashu
cc:  Larry F. Vance